United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-               .)

Press Release
Signature Page

BR GAAP
BM&F BOVESPA: VALE3, VALE5 NYSE: VALE, VALE.P EURONEXT PARIS: VALE3, VALE5 LATIBEX: XVALO, XVALP	Rio de Janeiro, 29 de julho de 2010 — Vale S.A. (Vale) apresentou excelente desempenho operacional e financeiro no segundo trimestre de 2010 (2T10), o melhor desde o choque financeiro global no 3T08, sinalizando que a criação de valor está ganhando momento. Estes resultados refletem a crescente demanda global por minérios e metais, custos operacionais sob controle e os nossos esforços para aumentar a produção.

O 2T10 marca o primeiro trimestre de implementação do novo regime de precificação do minério de ferro. A maior flexibilidade traz mais eficiência e transparência aos preços de minério de ferro, premia a qualidade e permite aos clientes saber antecipadamente o preço a ser pago no trimestre seguinte, facilitando assim o controle dos custos e gestão de estoques.

Acreditamos firmemente que a busca contínua de crescimento manterá a Vale no caminho da criação significativa de valor para os acionistas.
www.vale.com rio@vale.com	Os principais passos para a aquisição dos ativos de fertilizantes no Brasil foram concluídos e um mês do desempenho dos ativos recém-adquiridos já estão refletidos no resultado do 2T10[1]. Bayóvar, o nosso primeiro projeto greenfield no negócio de fertilizantes, foi entregue este mês, no prazo previsto e dentro do orçamento. Este foi o terceiro projeto a ser entregue dos sete programados a serem concluídos neste ano.

Departamento de Relações com Investidores Roberto Castello Branco Viktor Moszkowicz Carla Albano Miller Andrea Gutman Marcio Loures Penna Samantha Pons Thomaz Freire	Na medida em que muitos dos projetos greenfield programados para entrar em operação no futuro próximo sejam concluídos, eles darão origem a novas plataformas de crescimento através do desenvolvimento de projetos brownfield de baixo capex para atender a ampliação da demanda global, proporcionando uma linha adicional de criação de valor para o acionista.

Os principais destaques do desempenho da Vale no 2T10 foram:

• Receita operacional de R$19,0 bilhões no 2T10, 45,7% acima dos R$13,0 bilhões no 1T10.
Tel: (5521) 3814-4540	• Lucro operacional, medido pelo EBIT (lucro antes de juros e impostos), de R$9,0 bilhões no 2T10, 123,8% superior ao 1T10.
• Margem operacional, medida pela margem EBIT, aumentou para 48,8% no 2T10, de 32,0% no 1T10.

•     Geração de caixa, medida pelo EBITDA (lucro antes de juros, impostos, depreciação e amortização), subiu para R$10,4 bilhões no 2T10 — o terceiro maior EBITDA trimestral histórico — de R$5,4 bilhões no 1T10.

[1]	A partir de 27 de maio de 2010, anunciamos a conclusão da aquisição de US$ 4,7 bilhões de 58,6% da Fosfertil — 72,6% das ações com direito a voto — e os ativos de fertilizantes da Bunge no Brasil.
2T10

BR GAAP

• Lucro líquido de R$6,6 bilhões, equivalente a R$1,25 por ação diluído, contra R$2,9 bilhões no 1T10.
• Investimentos — excluindo aquisições — alcançaram US$2,4 bilhões, com US$2,0 bilhões gastos em crescimento orgânico.
• Primeira parcela da remuneração mínima ao acionista em 2010 de R$2,198 bilhões, ou R$0,42 por ação, paga em 30 de abril.
• Indicador dívida bruta/LTM EBITDA ajustado abaixo de 2x, atingindo 1,8x.
INDICADORES FINANCEIROS SELECIONADOS

	2T09(a)	1T10	2T10%		%
R$ milhões	(A)	(B)	(C)	(C/A)	(C/B)
Receita operacional	11.003	13.029	18.981	72,5	45,7
EBIT	2.173	4.025	9.008	314,4	123,8
Margem EBIT (%)	20,3	32,0	48,8
EBITDA	3.448	5.385	10.434	202,6	93,8
Lucro líquido	1.494	2.879	6.635	344,2	130,4
Lucro líquido por ação (R$)	0,28	0,54	1,25	346,4	131,5
Exportações (US$ milhões)	3.305	4.510	5.785	75,0	28,3
Exportações líquidas (US$ milhões)	3.120	4.246	5.630	80,4	32,6

	1S09(a)	1S10%
R$ milhões	(A)	(B)	(B/A)
Receita operacional	24.182	32.010	32,4
EBIT	6.322	13.032	106,1
Margem EBIT (%)	26,8	42,0
EBITDA	8.896	15.819	77,8
Lucro líquido	4.644	9.514	104,9
Exportações (US$ milhões)	6.644	10.295	55,0
Exportações líquidas (US$ milhões)	6.188	9.876	59,6
As informações financeiras e operacionais contidas neste press release, exceto quando de outra forma indicado, foram consolidadas de acordo com os princípios de contabilidade geralmente aceitos no Brasil (BR GAAP). De acordo com os critérios do BR GAAP, são consolidadas as empresas nas quais a Vale tem controle efetivo ou controle compartilhado definido por acordo de acionistas. No caso das empresas onde a Vale possui controle efetivo, a consolidação é feita em base 100% e a diferença entre este valor e o percentual da participação da Vale no capital da controlada é descontado através da linha de participações minoritárias. As principais empresas controladas da Vale são: Vale Inco, MBR, Alunorte, Albras, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway AS, Urucum Mineração S.A., Mineração Corumbaense Reunidas, Ferrovia Centro Atlântica (FCA), Ferrovia Norte Sul, Vale Austrália, Vale Colômbia, Vale International e CVRD Overseas. No caso das empresas onde o controle é compartilhado, a consolidação é proporcional à participação que a Vale possui no capital de cada empresa. As principais empresas onde a Vale detém controle compartilhado são MRN, MRS, Hispanobras, Samarco e CSI.

(a)
Período ajustado pelos novos pronunciamentos contábeis dos CPC’s para efeito comparativo. Para maiores esclarecimentos, favor verificar as Demonstrações Contábeis em 30/06/2010, na CVM em nosso website www.vale.com/Investidores/Resultados e Informações Financeiras/Relatórios CVM.

2T10

BR GAAP	2T10
•	PERSPECTIVAS DOS NEGÓCIOS
No período de doze meses encerrado em junho de 2010, o PIB global cresceu acima de sua tendência histórica, ao mesmo tempo em que a produção industrial apresentou o maior ritmo de expansão desde o início dos anos setenta. A retomada da expansão da indústria global de transformação já compensou grande parte da perda de produto causada pela recessão e tem contribuído para impulsionar significativamente o crescimento da demanda por minérios e metais, o que resultou também na mais forte elevação de preços ocorrida nas recuperações das últimas cinco recessões globais.
Recuperações de recessões tendem a começar com altas taxas de expansão, seguidas posteriormente por uma fase de crescimento mais moderado, na medida em que se processa convergência para um ritmo sustentável. Durante os últimos quatro trimestres, a produção industrial global cresceu acima de 10% ao ano, taxa não sustentável ao longo do tempo. Assim, o início de um período de desaceleração é um fenômeno esperado.
De fato, existem sinais de que o crescimento da produção industrial começa a se desacelerar. Apesar de ainda estar em nível elevado — mais alto do que as médias apresentadas no período de 2003-2007, quando a economia global se expandia em ritmo acelerado — o global manufacturing PMI, computado pelo J.P. Morgan, caiu em junho, sugerindo o fim de um ciclo de estoques, o qual contribuiu para que tivesse lugar uma fase de aceleração do crescimento da produção industrial em resposta ao aumento da demanda final. Se por um lado, não há evidência de excesso de estoques, por outro, com o provável término da recomposição a expansão da produção industrial passará a depender muito mais do comportamento da demanda final. Até o momento, as vendas no varejo continuam a crescer e os investimentos das empresas se recuperam a partir de níveis muito baixos.
Os últimos dados mostram que a desaceleração tem sido puxada principalmente pela Ásia emergente, refletindo o fim dos estímulos de política monetária de vários bancos centrais, e em particular, em decorrência do aperto do crédito e das medidas para restringir a demanda por imóveis na China.
Preocupações com respeito à capacidade de alguns países da zona do euro em administrar grandes déficits orçamentários e elevados níveis de dívida pública geraram mudanças do apetite por risco, o que conduziu à elevação da volatilidade dos preços dos ativos financeiros e a tensões no mercado interbancário. Conseqüentemente, as condições financeiras tornaram-se menos favoráveis ao crescimento econômico nos últimos meses, aumentando temores de que o crescimento global se enfraqueça mais acentuadamente do que o que seria natural num processo de convergência cíclica para ritmos mais sustentáveis de expansão econômica global.
As perspectivas de crescimento também têm sido influenciadas por expectativas de efeitos negativos gerados pelas mudanças na direção da política fiscal dos países desenvolvidos, de expansionista para contracionista, e por preocupações sobre riscos de desaceleração da economia da China. A combinação desses fatores foi fundamental para determinar a correção dos preços de minerais e metais desde abril deste ano.
Por enquanto, os problemas com dívidas soberanas na Europa têm essencialmente se mantido no âmbito regional, não assumindo dimensão global. Tal questão tem se limitado a economias européias periféricas, não se difundido para os chamados “core countries” da zona do Euro nem para outras regiões no mundo. A criação da European Financial Stability Facility, as iniciativas do Banco Central Europeu para dar liquidez aos mercados monetário e de dívida e as medidas de corte de gastos de vários governos promoveram a mitigação dos riscos de default e devem melhorar a percepção de risco. De fato, as tensões nos mercados financeiros já mostram alguma diminuição, o que é sugerido pela redução simultânea nos spreads interbancários e da volatilidade dos preços de ações e pela apreciação do euro desde o início de junho.
Apesar da visão de que a decisão de aperto fiscal está sendo realizada numa fase errada do ciclo, justamente quando a economia mundial está se recuperando, experiências passadas de economias desenvolvidas sugerem que o crescimento econômico apresentou melhor desempenho durante correções fiscais que se basearam em cortes de gastos correntes do governo. A mudança nas expectativas de aumento futuro de impostos, a contribuição para queda dos salários reais — necessária para restaurar a competitividade de algumas economias da Europa — e a redução das taxas de juros reais decorrentes da melhora da percepção de risco são fatores importantes para estimular a recuperação do crescimento. Ao contrário, políticas fiscais expansionistas na presença de grandes déficits orçamentários e dívida pública elevada geram riscos de mudanças abruptas no sentimento dos mercados, o que pode acabar resultando na interrupção repentina dos fluxos de financiamentos.

BR GAAP	2T10
Expectativas sobre o desempenho da economia chinesa têm sido fonte de volatilidade dos preços nos últimos meses. Inicialmente, ocorreu a difusão de preocupações infundadas sobre bolhas de preços de ativos, que foram seguidas por temores a respeito de uma desaceleração acentuada da atividade econômica.
A economia chinesa cresceu à taxa anual de 8% no 2T10, em bases desssazonalizadas — 10,3% no 2T10 em relação ao 2T09 — o que foi a menor taxa de crescimento trimestral desde o 1T09 mas ainda assim revelou desempenho bastante robusto. O desaquecimento foi liderado pelo investimento em ativos fixos, influenciado pelo efeito da contenção de crédito sobre os investimentos em infraestrutura, o que foi parcialmente compensado pelo aumento do investimento no setor imobiliário, à medida que as compras de terrenos e novas construções continuaram a crescer.
As medidas contracionistas na China foram necessárias para que se evitasse uma situação de superaquecimento e, em nossa visão, a desaceleração corrente na atividade econômica é consistente com a convergência para uma trajetória de crescimento sustentado. Não antecipamos no curto prazo relaxamento nas medidas tomadas para arrefecer o mercado imobiliário — aparentemente os formuladores de política econômica deverão esperar por uma avaliação do impacto das restrições antes de tomar novas decisões e está envolvida também uma questão de credibilidade de política econômica. Ao mesmo tempo, não antevemos o estabelecimento de medidas adicionais de restrição ao crédito nem alta da taxa de juros. Nesse sentido, é importante notar que a meta de expansão do crédito bancário para esse ano é de 18%, o que compreende ainda aumento considerável, ainda que em ritmo bem mais lento do que o verificado no ano passado.
Esperamos que a demanda chinesa por aço e minério de ferro se acelere novamente no quarto trimestre, à medida que a correção dos estoques — que produziu um mini ciclo de preços declinantes de aço dentro de um ciclo de expansão — vai chegando ao fim e o panorama do mercado imobiliário se torne mais claro. Nesse sentido, esperamos que a construção de habitações populares para famílias de baixa renda proporcione força adicional ao setor de construção, mitigando os impactos negativos sobre a demanda por aço.
Após atingir um pico em abril, de 121 Mt em termos dessazonalizados, a produção global de aço carbono somou 117 Mt em junho, voltando ao pico pré-crise de julho de 2008. A demanda pelo minério de ferro da Vale permaneceu forte e as os embarques para nossos clientes foram limitados por nossa própria capacidade e não por insuficiência de pedidos de clientes. Após seu lançamento em março deste ano, a fórmula de precificação trimestral do minério de ferro e de pelotas está sendo consolidada com todos os clientes ao redor do mundo.
Durante o verão do hemisfério norte, o nível de atividade no setor de aço tende a ser mais fraco. Para o 4T10, adicionalmente à esperada recuperação chinesa, é provável que a demanda por aço no resto do mundo se aqueça, na medida em os estoques sejam recompostos.
Há crescente preocupação do governo chinês com o aumento das emissões de carbono e o alto nível de consumo de energia por US$ de PIB, que, de acordo com estimativas da Agência Internacional de Energia, é duas vezes mais alto do que o dos EUA e o triplo do prevalecente na União Européia. Nesse contexto, a siderurgia é uma das seis indústrias que ainda apresentaram aumentos do consumo de energia neste ano e que foram escolhidas como alvos de esforços governamentais para melhoria de desempenho2.
Ao mesmo tempo, o Ministério da Indústria e da Tecnologia da Informação apresentou novos planos para reduzir o número de produtores de aço e acelerar a consolidação da indústria através do fechamento de alto-fornos obsoletos e do incentivo a fusões e aquisições.
Um dos resultados prováveis dessas iniciativas é a mudança estrutural em favor do consumo mais intensivo de minérios de ferro com alto valor em uso produzidos pela Vale, na medida em que contribuem para a redução tanto do consumo de energia quanto das emissões de dióxido de carbono, considerando-se também que os alto-fornos modernos requerem o uso de matérias primas de alta qualidade.

[2]	Indústrias de geração de energia, aço, alumínio, cimento, petroquímica e química.

BR GAAP	2T10
A China retomou a adoção da política cambial mais flexível que havia lançado em julho de 2005, após um interlúdio que durou de junho de 2008 a junho de 2010. Essa iniciativa será promissora caso represente o primeiro passo na direção de um regime de câmbio flutuante, já que a ausência da flexibilidade cambial não só reduz a independência da política monetária, mas também contribui para a existência de um sistema de intermediação financeira pouco eficiente. A incapacidade do banco central chinês em empregar a taxa de juros como instrumento primário de política monetária implica que o controle do crédito tem que ser implantado via restrições quantitativas, em lugar das decisões serem guiadas por sinais emitidos pelos preços de mercado.
O uso de instrumentos dessa natureza distorce a alocação de crédito e conduz à taxas de juros reais muito baixas para remunerar os poupadores. A má alocação de capital é sempre uma ameaça à sustentabilidade de longo prazo do crescimento, e o subdesenvolvimento de instrumentos financeiros tem estimulado movimentos exagerados de expansão e contração nos mercados de ações e imobiliário na China, o que contribui para a volatilidade macroeconômica e para a instabilidade na demanda por aço.
De acordo com nossas estimativas, a produção global de aço inoxidável permaneceu em bom ritmo pelo segundo trimestre consecutivo, alcançando 7,7 Mt em 2T10 em termos dessazonalizados, e a taxa austenítica se manteve em 73%. Os estoques de níquel na London Metal Exchange (LME) têm se reduzido continuamente desde o início de fevereiro desse ano, tendo se contraído em 30% nesses últimos cinco meses.
Entretanto, após ter aumentado de fevereiro a abril, o preço do níquel recuou até a primeira semana de junho, tendo flutuado desde então em torno de US$19.500,00 por tonelada métrica. O comportamento recente no preço do níquel se deveu provavelmente à precificação dos temores de desaceleração no crescimento global e por uma antecipação parcial dos efeitos do fim da greve em nossas operações de Sudbury e de Voisey’s Bay na oferta global.
No dia 9 de julho, a Vale ratificou novos acordos coletivos de cinco anos com o sindicato que representa os empregados de produção e manutenção em Sudbury e em Port Colborne, Ontário, Canadá. Espera-se que, num espaço de tempo de quatro a seis semanas a contar do final da greve, todos os empregados tenham retornado ao trabalho.
Além da normalização de nossas operações de níquel, os acordos foram positivos na medida em que permitirão a introdução de um plano de pensão para os novos empregados com contribuição definida e a adoção de um sistema de remuneração variável mais meritocrático, solidificando, assim, as bases do crescimento sustentado.
A demanda por níquel para usos fora da produção de aço inoxidável tem apresentado bom desempenho ao redor do mundo, e esperamos que permaneça estável em 2S10. Já a demanda por aço inoxidável deverá sofrer desaceleração sazonal no 3S10, reaquecendo-se ao final do ano.
Apesar dos riscos de curto prazo para a recuperação econômica global, não acreditamos numa reversão desse processo, ainda que um ritmo mais lento de expansão seja esperado para os próximos trimestres. À luz de uma visão positiva sobre os fundamentos de longo prazo para o mercado de minerais e metais, continuaremos a desenvolver nossa carteira de projetos, ajustando o portfólio de ativos de modo a otimizar a alocação de capital e a buscar aquisições que se constituam em boas oportunidades para a criação de valor.
Nos primeiros sete meses do ano, a Vale entregou três dos sete projetos programados para entrada em operação em 2010: (a) Adicional 20 Mtpa, um projeto brownfield de minério de ferro com baixo custo de investimento e operacional e alta qualidade em Carajás; (b) Bayóvar, uma das minas de rocha fosfática de menor custo do mundo, localizada no Peru; (c) TK CSA, uma planta de placas de aço, no estado do Rio de Janeiro, com capacidade de produção de 5 Mt por ano, na qual a Vale tem participação de 26,87% para a qual é fornecedora exclusiva de minério de ferro e de pelotas. Para o 2S10 está programada a conclusão de quatro projetos: Onça Puma (ferro-níquel), Tres Valle (cobre), Omã (pelotizadora e centro de distribuição) e Estreito (usina hidrelétrica).

BR GAAP	2T10
A entrega de uma série de projetos acelera o crescimento da produção, a geração de caixa e a criação de valor para os acionistas, após uma fase transitória caracterizada por necessidades de financiamento para desenvolver iniciativas de crescimento e de pressão sobre os retornos do capital investido. Alguns projetos já concluídos, como Bayóvar, e outros a serem concluídos no futuro próximo, como Moatize e Salobo, contém oportunidades para expansões brownfield de baixo custo, magnificando seu impacto no fluxo de caixa e o retorno aos acionistas.
Recentemente, demos passos importantes à conclusão da aquisição de ativos de fertilizantes no Brasil. Junto com a contribuição esperada à criação de valor de longo prazo ao acionista, o desenvolvimento de uma base de ativos de fertilizantes é um movimento que leva a uma interessante diversificação adicional em nosso portfólio, já que esse negócio está exposto a mudanças cíclicas determinadas por fatores diferentes daqueles que geralmente ocasionam os ciclos de minerais e metais.
Ao mesmo tempo, a decisão de investir em operações no Brasil e com foco no mercado brasileiro implica em diversificação geográfica nas fontes de aumento de receitas, reduzindo a dependência ao crescimento da demanda asiática. A agricultura brasileira possui elevado potencial de crescimento, proporcionando boas perspectivas para a demanda por fertilizantes. A destacar esse potencial, as projeções de um estudo recente, preparado conjuntamente pela OECD e FAO, apontam o Brasil como o país com a produção agrícola que deverá crescer mais rapidamente no mundo, com aumento esperado de 40% até 2019 em comparação ao período de 2007 a 2009.

BR GAAP	2T10
•	RECEITA
A receita operacional totalizou R$18,981 bilhões no 2T10, com um aumento de 45,7% sobre os R$13,029 bilhões no 1T10.
O aumento dos preços de venda gerou um efeito positivo de R$4,501 bilhões na receita operacional do 2T10, enquanto que o crescimento do volume contribuiu com R$1,523 bilhão. A implementação do sistema trimestral de preços de minério de ferro e pelotas começou a ser refletido na receita no 2T10. A elevação dos preços de minério de ferro e pelotas concorreu com R$4,444 bilhões, enquanto que a variação dos preços dos outros produtos representou R$57 milhões.
A participação de bulk materials — minério de ferro, pelotas, minério de manganês, ferro ligas e carvão metalúrgico e térmico — na receita total subiu de 69,2% no 1T10 para 74,6% no 2T10, enquanto os metais base tiveram declínio em sua contribuição para a receita para 16,6%, contra 21,4% no 1T10. Serviços de logística representaram 4,7% do total da receita operacional, fertilizantes 2,0% e outros produtos 2,1%. Como a aquisição dos ativos de fertilizantes no Brasil foi parcialmente concluída no final de maio de 2010, o seu desempenho financeiro de junho foi consolidado no resultado da Vale no 2T10.
As vendas para a Ásia representaram 47,0% da receita total, enquanto que as Américas representaram 24,3%, Europa 23,4% e o resto do mundo 5,3%. A participação da China na nossa receita de vendas caiu para 27,2% no 2T10, ante 37,6% no 2T09, refletindo crescimento mais equilibrado da demanda global por minérios e metais.
COMPOSIÇÃO DA RECEITA OPERACIONAL

R$ milhões	2T09%		1T10%		2T10%
Bulk materials	6.007	54,6	9.022	69,2	14.167	74,6
Minerais ferrosos	5.805	52,8	8.794	67,5	13.835	72,9
Minério de ferro	4.937	44,9	6.661	51,1	9.621	50,7
Serviços de operação de usinas de pelotização	3	0,0	6	0,0	6	0,0
Pelotas	632	5,7	1.767	13,6	3.729	19,6
Manganês	87	0,8	104	0,8	160	0,8
Ferro ligas	143	1,3	236	1,8	286	1,5
Outros	3	0,0	20	0,2	33	0,2
Carvão	202	1,8	228	1,7	332	1,7
Carvão Térmico	106	1,0	112	0,9	130	0,7
Carvão Metalúrgico	96	0,9	116	0,9	202	1,1
Metais base	3.664	33,3	2.787	21,4	3.144	16,6
Níquel	1.894	17,2	1.236	9,5	1.467	7,7
Cobre	567	5,2	410	3,1	419	2,2
PGMs	113	1,0	1	0,0	25	0,1
Metais preciosos	54	0,5	14	0,1	15	0,1
Cobalto	25	0,2	9	0,1	10	0,1
Alumínio primário	398	3,6	475	3,6	439	2,3
Alumina	568	5,2	595	4,6	724	3,8
Bauxita	45	0,4	47	0,4	45	0,2
Fertilizantes	252	2,3	118	0,9	378	2,0
Potássio	252	2,3	118	0,9	98	0,5
Fosfatados	—	0,0	—	0,0	193	1,0
Nitrogenados	—	0,0	—	0,0	64	0,3
Outros	—	0,0	—	0,0	23	0,1
Serviços de logística	716	6,5	725	5,6	895	4,7
Ferrovias	596	5,4	588	4,5	703	3,7
Portos	120	1,1	137	1,1	192	1,0
Outros	364	3,3	377	2,9	397	2,1
Total	11.003	100,0	13.029	100,0	18.981	100,0

BR GAAP	2T10
RECEITA BRUTA POR DESTINO

R$ milhões	2T09%		1T10%		2T10%
América do Norte	1.194	10,9	838	6,4	904	4,8
EUA	527	4,8	461	3,5	567	3,0
Canadá	667	6,1	377	2,9	337	1,8
América do Sul	1.886	17,1	2.618	20,1	3.702	19,5
Brasil	1.806	16,4	2.335	17,9	3.209	16,9
Outros	80	0,7	283	2,2	493	2,6
Ásia	6.148	55,9	6.553	50,3	8.919	47,0
China	4.142	37,6	3.959	30,4	5.168	27,2
Japão	776	7,1	1.526	11,7	1.943	10,2
Coréia do Sul	356	3,2	418	3,2	567	3,0
Taiwan	399	3,6	333	2,6	508	2,7
Outros	475	4,3	317	2,4	733	3,9
Europa	1.429	13,0	2.537	19,5	4.438	23,4
Alemanha	276	2,5	792	6,1	1.385	7,3
Bélgica	175	1,6	59	0,5	121	0,6
França	85	0,8	172	1,3	201	1,1
Reino Unido	339	3,1	262	2,0	698	3,7
Itália	91	0,8	249	1,9	534	2,8
Outros	464	4,2	1.003	7,7	1.499	7,9
Resto do mundo	346	3,1	483	3,7	1.018	5,3
Total	11.003	100,0	13.029	100,0	18.981	100,0
•	CUSTOS
Os custos operacionais permaneceram sob controle, tendo o custo dos produtos vendidos (CPV) aumentado em apenas 2% em relação ao 1T10, após ajuste considerando a ampliação do volume vendido e o efeito da apreciação do real. Maiores embarques e o efeito da variação do câmbio3 causaram aumento no custo total de R$957 milhões e R$11 milhões, respectivamente, enquanto que o CPV subiu em R$1,097 bilhão.
No 2T10, o custo com materiais foi o principal item do CPV, representando 19,1%, e somando R$1,478 bilhão, ante R$1,336 bilhão no 1T10. O incremento dos custos de insumos totalizou R$117 milhões devido ao maior volume de vendas neste trimestre e foi o item que mais impactou o desempenho desta linha do CPV.
Os gastos com energia representaram 18,7% do CPV no 2T10. Estes custos atingiram R$1,445 bilhão, aumentando em R$231 milhões quando comparados com o 1T10.
As despesas com combustíveis e gases alcançaram R$912 milhões, subindo 17,8% na comparação trimestre a trimestre. Do acréscimo total de R$138 milhões, R$118 milhões se devem à ampliação de nossas operações. O custo com eletricidade foi de R$533 milhões, comparado com R$441 milhões no 1T10, representando aumento de 20,9%, ocasionado principalmente pelo maior consumo (R$77 milhões).

[3]	A composição do CPV por moeda no 2T10 foi: 71% em reais, 18% em dólares americanos, 6% em dólares canadenses e 5% em outras moedas.

BR GAAP	2T10
O custo de serviços, 14,0% do CPV, totalizou R$1,080 bilhão no 2T10, ante R$933 milhões no 1T10. O principal fator que contribuiu para o aumento no custo foi o maior volume de vendas (R$135 milhões).
As despesas com frete ferroviário subiram de R$121 milhões no 1T10 para R$161 milhões no 2T10, adicionando R$40 milhões ao custo de serviços contratados. O volume de minério de ferro proveniente das minas do Sistema Sul transportado para os terminais marítimos de Ilha Guaíba e Itaguaí pela MRS, empresa coligada cujo resultado é consolidado proporcionalmente à participação da Vale, cresceram em 20%.
As despesas com pessoal alcançaram R$870 milhões, representando 11,3% do CPV. O aumento de R$47 milhões em comparação ao 1T10 reflete maiores volumes de vendas.
O custo de aquisição de produtos totalizou R$441 milhões — 5,7% do CPV — contra R$414 milhões no 1T10.
O gasto com compras de minério de ferro e pelotas foi de R$199 milhões, contra R$110 milhões no 1T10. O volume de minério de ferro adquirido de pequenas mineradoras somou 1,8 Mt no 2T10 comparado com 937.000 toneladas métricas no 1T10.
O montante de dispêndio com a compra de produtos de níquel diminuiu de R$163 milhões no 1T10 para R$122 milhões devido à redução dos volumes, o que mais do que compensou o efeito da alta dos preços médios.
A depreciação e amortização — 14,8% do CPV — atingiu R$1,146 bilhão, nos mesmos níveis do 1T10 em R$1,154 bilhão.
Outros custos operacionais alcançaram R$1,272 bilhão, comparados com R$761 milhões no 1T10. O aumento de R$511 milhões foi resultado de mudanças em vários itens: (a) aumento de “royalties” de R$66 milhões; (b) a alocação dos custos operacionais da Vale Fosfatados4, R$74 milhões; (c) a baixa contábil de estoques de minerais ferrosos, R$86 milhões; (d) o efeito não caixa do ajuste dos estoques a valor justo dos ativos de fertilizantes adquiridos, conforme requerido pelos pronunciamentos contábeis, de R$37 milhões; (e) demurrage subiram para R$106 milhões, contra R$34 milhões no 1T10.
Os ajustes dos estoques são referentes à alocação do preço de compra preliminar baseado no valor justo de ativos identificáveis e passivos assumidos. Tal alocação resultou em ajuste ao valor justo dos estoques de R$119 milhões para a Fosfertil e R$62 milhões para a Vale Fosfatados, totalizando impacto de R$181 milhões no valor contábil dos ativos em nosso balanço. No 2T10, esses ajustes produziram efeito não caixa nos custos de R$37 milhões, R$28 milhões da Fosfertil e R$9 milhões da Vale Fosfatados. O saldo remanescente do ajuste dos estoques será levado a resultado nos próximos trimestres, conforme a realização das vendas.
No 2T10, os gastos com demurrage totalizaram R$106 milhões, equivalente a R$1,72 por tonelada métrica de minério de ferro embarcada, contra R$34 milhões no trimestre anterior, R$0,58 por tonelada métrica embarcada, principalmente devido a problemas operacionais no terminal marítimo de Ponta da Madeira.
As despesas com vendas, gerais e administrativas (SG&A) somaram R$664 milhões, contra R$565 milhões no 1T10. O crescimento do SG&A é explicado principalmente pela elevação nos custos com serviços de consultoria (R$18 milhões) e pelo menor ajuste nos preços provisórios do cobre no sistema de precificação do concentrado de cobre MAMA (month after month of arrival) de R$7 milhões versus R$20 milhões no 1T10.

[4]	Os ativos de fertilizantes adquiridos da Bunge foram incorporados sob Vale Fosfatados.

BR GAAP	2T10
Os gastos com pesquisa e desenvolvimento (P&D)5, que refletem nosso investimento para criar oportunidades de crescimento de longo prazo, somaram R$359 milhões no trimestre, comparado aos R$314 milhões investidos no 1T10.
Outras despesas operacionais alcançaram R$707 milhões, contra R$1,044 bilhão no 1T10. Despesas relacionadas a paradas da operação e capacidade ociosa totalizaram R$270 milhões, R$106 milhões menores que no trimestre anterior. Com a retomada das operações, estas despesas vêm diminuindo desde que atingiram a máxima de R$525 milhões no 2T09.
COMPOSIÇÃO DO CPV

R$ milhões	2T09(a)%		1T10%		2T10%
Serviços contratados	1.029	15,4	933	14,1	1.080	14,0
Transportes	278	4,1	219	3,3	279	3,6
Manutenção	219	3,3	244	3,7	263	3,4
Serviços operacionais	286	4,3	253	3,8	297	3,8
Outros	246	3,7	217	3,3	241	3,1
Material	1.478	22,1	1.336	20,1	1.478	19,1
Peças sobressalentes e equipamentos de manutenção	467	7,0	514	7,7	550	7,1
Insumos	630	9,4	495	7,5	612	7,9
Pneus e correias transportadoras	70	1,0	103	1,6	75	1,0
Outros	311	4,6	224	3,4	241	3,1
Energia	1.036	15,5	1.214	18,3	1.445	18,7
Óleo combustível e gases	637	9,5	774	11,7	912	11,8
Energia elétrica	399	5,9	441	6,6	533	6,9
Aquisição de produtos	274	4,1	414	6,2	441	5,7
Pessoal	982	14,7	823	12,4	870	11,3
Depreciação e exaustão	1.189	17,7	1.154	17,4	1.146	14,8
Outros	715	10,7	761	11,5	1.272	16,4
Total	6.703	100,0	6.635	100,0	7.732	100,0

[5]
O valor das despesas com pesquisa e desenvolvimento é contábil pelo critério BR GAAP. Apresentamos na seção Investimentos o valor de US$ 273 milhões para investimentos em pesquisa e desenvolvimento no 2T10, computado de acordo com o efetivo desembolso financeiro no ano pelo critério US GAAP

BR GAAP	2T10
•	LUCRO OPERACIONAL
O lucro operacional, medido pelo EBIT foi de R$9,008 bilhões no 2T10, substancialmente maior do que os R$4,025 bilhões obtidos no 1T10, e mais de quatro vezes o valor registrado no 2T09, R$2,173 bilhões.
O aumento no EBIT de R$4,983 bilhões no trimestre foi consequência do impacto positivo da receita operacional, impulsionado pelo aumento dos preços de venda de minério de ferro e pelotas (R$4,444 bilhões), maiores volumes de embarque em quase todos os nossos produtos (R$1,523 bilhão) e menores despesas (R$194 milhões), parcialmente compensado pelo maior CPV (R$1,097 bilhão), que, como comentado anteriormente, foi ocasionado principalmente pela expansão do volume de vendas.
A margem operacional foi de 48,8% no 2T10 e 1.679 pontos base acima da margem do 1T10, em 32,0%, sendo a terceira maior da história.
•	LUCRO LÍQUIDO
No 2T10, o lucro líquido alcançou R$6,635 bilhões, ante R$2,879 bilhões no 1T10, com substancial variação de 130,5%, relativamente ao 1T10. Esse aumento é ainda mais expressivo quando comparado ao lucro líquido do 2T09, registrando uma variação de 344%.
O lucro líquido por ação diluída foi de R$1,25.
A qualidade do lucro no 2T10 é ainda evidenciada pelo fato de ter sido totalmente derivado do lucro operacional, que representou 136% do lucro líquido.
A receita financeira totalizou R$114 milhões, acima dos R$99 milhões no 1T10.
As despesas financeiras alcançaram R$931 milhões, ante os R$878 milhões gastos no 1T10. Foram impactadas principalmente por despesas com impostos sobre operações financeiras (IOF) referentes à conversão de duas séries de notas obrigatoriamente conversíveis em ADRs em 15 de junho de 2010, representando respectivamente, 1,5% e 1,3% do total de ações ordinárias e preferenciais.
A marcação a mercado das debêntures participativas resultou em efeito negativo não caixa de R$55 milhões.
No 2T10, a marcação a mercado das operações com derivativos resultou em perda contábil de R$211 milhões, contra R$400 milhões no 1T10. No entanto, essas transações produziram impacto positivo no fluxo de caixa de R$187 milhões.
O efeito líquido dos “swaps” de moedas e taxas de juros, estruturados principalmente para converter a dívida em reais para dólares americanos de modo a proteger nosso fluxo de caixa da volatilidade cambial, produziu efeito negativo não caixa de R$398 milhões no 2T10, e impacto positivo no caixa de R$243 milhões.
Com a queda nos preços do níquel, nossas posições em derivativos de níquel produziram um efeito não caixa positivo de R$190 milhões e contribuíram para reduzir o fluxo de caixa em R$68 milhões.
As transações com derivativos relacionados a bunker oil (combustível utilizado em navios) e frete, estruturados para minimizar a volatilidade do custo de frete marítimo do Brasil para Ásia, tiveram impacto não caixa negativo de R$42 milhões e efeito caixa positivo de R$35 milhões.

BR GAAP	2T10
Como conseqüência da ligeira depreciação de nossa moeda funcional, o real, em relação ao dólar americano6, a variação monetária e cambial líquida causou impacto positivo em nosso lucro líquido de R$46 milhões, contra um impacto negativo de R$157 milhões no 1T10.
No 2T10, tivemos perdas não caixa de R$12 milhões referentes à descontinuação das operações de caulim.
O resultado de participações societárias foi de R$37 milhões no 2T10, contra R$7 milhões no 1T10.
•	GERAÇÃO DE CAIXA
A geração de caixa medida pelo EBITDA (lucro antes de juros, impostos, depreciação e amortização) alcançou R$10,434 bilhões no 2T10, sendo 93,8% acima do 1T10, de R$5,385 bilhões, e o terceiro maior da nossa história. O acréscimo de R$5,049 bilhões deveu-se principalmente ao melhor desempenho da receita operacional.
O segmento de bulk materials diminuiu sua participação na composição do EBITDA de 92,1% no 1T10 para 89,6%. A participação dos metais base foi de 8,9% do total, enquanto que a logística representou 2,9%. Os fertilizantes contribuiram com 0,2%. Outros produtos e as despesas com P&D contribuíram para a redução do EBITDA em 1,6%.
EBITDA

R$ milhões	2T09(a)	1T10	2T10
Receita operacional líquida	10.692	12.583	18.470
CPV	(6.703)	(6.635)	(7.732)
Despesas com vendas, gerais e administrativas	(518)	(565)	(664)
Pesquisa e desenvolvimento	(562)	(314)	(359)
Outras despesas operacionais	(735)	(1.044)	(707)
EBIT	2.173	4.025	9.008
Depreciaçao, amortização e exaustão	1.253	1.360	1.356
Dividendos recebidos	21	—	70
EBITDA	3.448	5.385	10.434

[6]	Do início ao término do 2T10, o real depreciou 1,2% em relação ao dólar americano.

BR GAAP	2T10
•	INDICADORES DE ENDIVIDAMENTO
Em 30 de junho de 2010, nossa dívida bruta era de US$23,959 bilhões, com prazo médio de 8,8 anos e custo médio de 5,25% ao ano, com dívida líquida de US$17,724 bilhões.
A posição de caixa reduziu-se de US$11,136 bilhões para US$6,235 bilhões, em razão de dispêndios associados às aquisições — US$4,7 bilhões para os ativos de fertilizantes e US$500 milhões para Simandou.
Neste trimestre, pagamos também a primeira parcela da remuneração mínima ao acionista em 2010, que totalizou US$1,25 bilhão.
A alavancagem, medida pela relação dívida total/LTM EBITDA ajustado, diminuiu para 1,8x em 30 de junho de 2010, contra 2,4x em 31 de março de 2010, como consequência do melhor desempenho da geração de caixa.
A relação dívida total/enterprise value era 17,0% em 30 de junho de 2010, ante 13,4% em 31 de março de 2010.
O índice de cobertura de juros, medido pelo indicador LTM EBITDA ajustado/LTM pagamento de juros, passou para 12,7x em relação a 9,0x em 31 de março de 2010.
Considerando as posições de hedge, 35% da dívida total em 30 de junho de 2010 era atrelada a taxas de juros flutuantes e 65% a taxas fixas, enquanto 98% era denominada em dólares americanos e o restante em outras moedas.
Apesar do aumento das tensões no mercado, os nossos bônus têm tido um bom desempenho, refletindo a confiança dos investidores nos sólidos fundamentos da Vale. Por exemplo, os spreads do Vale 2018 @ 4.375% por ano, o nosso primeiro bônus em euros emitido em março de 2010, têm permanecido em torno de 130 pontos base, refletindo um aumento no preço desde a sua colocação.
INDICADORES DE ENDIVIDAMENTO

US$ milhões	2T09	1T10	2T10
Dívida bruta	19.493	23.569	23.959
Dívida líquida	8.301	12.433	17.724
Dívida bruta / LTM EBITDA ajustado(x)	1,5	2,4	1,8
LTM EBITDA ajustado/ LTM pagamento de juros (x)	10,8	9,0	12,7
Dívida bruta / EV (%)	19,9	13,4	17,0
•	INVESTIMENTOS
No 2T10, a Vale realizou investimentos, excluindo aquisições, de US$2,375 bilhões, dos quais US$1,694 bilhão para desenvolvimentos de projetos de crescimento orgânico, US$273 milhões em P&D, e US$407 milhões para manutenção das operações existentes
O capex no primeiro semestre do ano totalizou US$4,533 bilhões, enquanto no mesmo período do ano passado foi de US$3,794 bilhões. Do total desembolsado no primeiro semestre, 81,5% foi destinado para financiar o crescimento através da execução de projetos e P&D.

BR GAAP	2T10
No 2T10, os investimentos em P&D compreenderam US$79 milhões aplicados no programa de exploração mineral, US$75 milhões na exploração de gás natural, US$102 milhões em estudos conceituais, de pré-viabilidade e de viabilidade, e US$17 milhões para desenvolver novos processos, inovações tecnológicas e adaptações de tecnologias.
Para apoiar nossa estratégia de crescimento, continuamos a investir na exploração mineral greenfield com o objetivo de descobrir novos depósitos minerais e criar opções adicionais de crescimento para a Vale, buscando metais base, fertilizantes e bulk materials na América do Norte, América do Sul, Ásia e Oceania.
Como resultado dos investimentos de exploração de gás natural, a Vale recebeu a certificação pelos seus recursos de óleo e gás, que indicam 210 milhões de barris de óleo equivalente (boe), com o potencial de produzir 58.000 boe por dia em 2017. A base de recursos inclui quantidades de óleo e gás, que não são classificadas como reservas provadas, mas é esperado que estas sejam alocadas como reservas provadas e produzidas no futuro.
Investimentos em metais base foram de US$655 milhões, enquanto US$806 milhões foram gastos com bulk materials, incluindo os projetos brownfield de minério de ferro Carajás adicional 30Mtpa, Tubarão VIII, Conceição Itabiritos e o projeto de carvão de Moatize, US$422 milhões em logística, US$174 milhões em fertilizantes, US$164 milhões em energia, US$41 milhões em projetos siderúrgicos e US$113 milhões em atividades corporativas e outros segmentos de negócios.
Nos primeiros sete meses do ano de 2010, a Vale entregou três dos sete projetos programados para este ano: (a) Adicional 20 Mtpa, um projeto brownfield de baixo custo com minério de ferro de alta qualidade em Carajás; (b) TKCSA, usina para produção de placas de aço no Rio de Janeiro, com a capacidade de 5 Mt por ano, na qual a Vale tem participação de 26,87% e é fornecedora exclusiva de minério de ferro e pelotas; (c) Bayóvar, uma mina de rocha fosfática no Peru, com uma capacidade de produção de 3,9 Mt por ano. Bayóvar entrou em operação dentro do prazo e com o orçamento planejado, e é uma das minas de rocha fosfática com menor custo no mundo. Além disso, é o nosso primeiro projeto greenfield de mineração de fertilizantes, e também, nosso primeiro projeto greenfield concluído fora do Brasil.
Onça Puma (ferro-níquel), Tres Valles (cobre), Omã (usina pelotizadora e centro de distribuição) e Estreito (hidrelétrica) estão programados para entrar em operação no segundo semestre deste ano.
A entrega de novos projetos proporciona o aumento da produção, da geração de caixa e a criação do valor aos acionistas, após uma fase transitória caracterizada pela grande necessidade de financiamento para desenvolver iniciativas de crescimento e pressões no retorno no capital investido. Alguns dos projetos já concluídos como Bayóvar, e outros que serão finalizados no futuro próximo, como Moatize e Salobo, também trazem oportunidades para expansões brownfield de baixo custo de capex, magnificando seu efeito positivo sobre o fluxo de caixa e retorno aos acionistas.
No primeiro semestre de 2010, a Vale investiu US$5,33 bilhões em aquisições, envolvendo fertilizantes (US$4,74 bilhões), minério de ferro (US$500 milhões) e ativos de carvão (US$92 milhões).
Em 27 de maio, os principais passos da aquisição dos ativos de fertilizantes no Brasil foram concluídos. A Vale adquiriu 58,6% da Fosfertil por US$3,0 bilhões, sendo 72,6% das ações ordinárias e 51,4% das ações preferenciais. O US$1,7 bilhão restante é referente à aquisição dos ativos de fosfato que agora pertencem a Vale Fosfatados7.
Em 30 de abril, a Vale adquiriu participação de 51% em Simandou, Guiné, um dos melhores depósitos de minério de ferro ainda não explorados do mundo em termos de tamanho e qualidade. Numa transação 100% caixa, a Vale pagará US$2,5 bilhões, dos quais US$500 milhões foram pagos imediatamente e os US$2 bilhões restantes em etapas sujeitas ao cumprimento de metas específicas.

[7]	Veja “Vale conclui etapas importantes da aquisição de ativos de fertilizantes”. 27 de maio de 2010, em www.vale.com.

BR GAAP	2T10
Em 01 de junho, adquirimos uma participação adicional de 24,5% no projeto de carvão Belvedere na Austrália por US$92 milhões. Como resultado da transação, a Vale aumentará sua participação de 51% para 75,5%.
Como parte da estratégia de administração do portfólio de ativos, concluímos operações de desinvestimento no montante de US$886 milhões.
Nossa subsidiária integral Valesul concluiu a venda dos ativos de alumínio por US$31 milhões. Entramos em acordo com a Oman Oil Company S.A.O.C., para vender 30% do nosso projeto de usina de pelotização, por US$125 milhões.
A Vale vendeu participações minoritárias no projeto Bayóvar no Peru através da empresa recém incorporada MVM Resources International B.V. (MVM). Vendemos 35% do capital total da MVM para Mosaic por US$385 milhões e 25% para a Mitsui por US$275 milhões. A Vale manterá o controle do Projeto Bayóvar, detendo participação de 51% das ações ordinárias e 40% do capital total da nova empresa. A aliança da Vale, Mosaic e Mitsui nesta nova empresa cria valor significativo para nossos acionistas proporcionando a Bayóvar acesso a conhecimento técnico, off-take garantido e maior capacidade de distribuição.
A Vale vendeu 86,2% de sua participação na Pará Pigmentos S.A. (PPSA), e outros direitos minerários de caulim localizados no Pará. Os ativos foram vendidos para a Imerys S.A., uma empresa listada na Euronext, por US$70 milhões.
Principais programas greenfield de exploração mineral

Países
Cobre	Angola, Argentina, Austrália, Brasil, Canadá, Chile, China, República Democrática do Congo, Cazaquistão, Mongólia, Peru
Potássio	Argentina, Brasil, Canadá
Níquel	Angola, Austrália, Brasil, Canadá, China, Mongólia, África do Sul
Carvão	Austrália, Canadá, Colômbia, Moçambique
Minério de ferro	Austrália, Brasil, Guiné
Fosfatados	Brasil, Moçambique
Manganês	Brasil
INVESTIMENTO REALIZADO POR CATEGORIA

US$ milhões	2T09%		1T10%		2T10%
Crescimento orgânico	1.617	77,7	1.725	79,9	1.968	82,9
Projetos	1.363	65,5	1.540	71,4	1.694	71,3
P&D	254	12,2	185	8,6	273	11,5
Sustentação das operações existentes	463	22,3	433	20,1	407	17,1
Total	2.080	100,0	2.158	100,0	2.375	100,0
INVESTIMENTO REALIZADO POR ÁREA DE NEGÓCIO

US$ milhões	2T09%		1T10%		2T10%
Bulk materials	557	26,8	771	35,7	806	33,9
Minerais ferrosos	420	20,2	565	26,2	628	26,4
Carvão	137	6,6	206	9,5	178	7,5
Metais base	604	29,0	521	24,1	655	27,6
Fertilizantes	91	4,4	103	4,8	174	7,3
Logística	585	28,1	471	21,8	422	17,8
Energia	155	7,4	131	6,1	164	6,9
Aço	50	2,4	30	1,4	41	1,7
Outros	38	1,8	131	6,1	113	4,8
Total	2.080	100,0	2.158	100,0	2.375	100,0

BR GAAP	2T10
•	Descrição dos principais projetos

		Orçamento
		US$ milhões
Área	Projeto	2010	Total	Status
Bulk Materials /Logística	Carajás - adicional 30 Mtpa	362	2.478
Este projeto adicionará 30 Mtpa à capacidade atual. O projeto compreende investimentos na instalação de uma nova planta composta por nova usina de britagem primária, unidades de beneficiamento e classificação e investimentos significativos em logística. Autorização de supressão vegetal (ASV) e licença de instalação obtidas. Previsão de start-up para 1S12.

	Vargem Grande - Itabiritos	139	1.521
Projeto do Sistema Sul que adicionará 10 Mtpa de minério de ferro à capacidade atual. Compreende investimentos numa nova planta de beneficiamento, que receberá minério de baixo teor das minas de Abóboras. O orçamento total incluí investimentos para aumento de capacidade no Terminal Ferroviário de Andaime. Previsão de start-up para 2S13.

	Conceição - Itabiritos	184	1.174
Projeto do Sistema Sudeste que adicionará 12 Mtpa de minério de ferro à capacidade atual. Compreende investimentos numa nova planta de concentração, que receberá ROM da mina de Conceição. Previsão de start-up para 2S13.

	Carajás Serra Sul (mina S11D)	1.126	11.297
Localizado na serra sul de Carajás, no estado do Pará, este projeto terá capacidade de produzir 90 Mtpa. Conclusão prevista para 2S13 sujeita a obtenção de licenças ambientais. O projeto ainda está sujeito à aprovação do Conselho de Administração.

	Apolo	38	2.509	Projeto no Sistema Sudeste com capacidade de produção de 24 Mtpa de minério de ferro. Start-up previsto para 1S14. O projeto ainda está sujeito à aprovação do Conselho de Administração.

	Omã	484	1.356
Projeto de construção de uma usina de pelotização no distrito industrial de Sohar, Omã, no Oriente Médio, para a produção de 9 Mtpa de pelotas de redução direta e centro de distribuição com capacidade de movimentação de 40 Mtpa. O início de operação está previsto para o 2S10.

	Tubarão VIII	151	833	Planta de pelotização a ser construída no complexo de Tubarão, no estado do Espírito Santo, com capacidade de produção de 7,5 Mtpa. Previsão de start-up para 2S12.

	Moatize	722	1.658	O projeto localiza-se em Moçambique e terá capacidade de produção de 11 Mtpa, sendo 8,5 milhões de carvão metalúrgico e 2,5 milhões de carvão térmico. Conclusão atualmente prevista para o 1S11.

BR GAAP	2T10

		Orçamento
		US$ milhões
Área	Projeto	2010	Total	Status
	Teluk Rubiah	98	900
Projeto que compreende a construção de terminal marítimo que receberá navios de 400.000 dwt e centro de distribuição com capacidade de movimentação de até 30 Mtpa de minério de ferro em sua primeira fase, com possibilidade de expansão para até 90 Mtpa no futuro. O start-up está previsto para o 1S13. O projeto está sujeito à aprovação do Conselho de Administração.

	Onça Puma	510	2.646	Projeto com capacidade nominal de produção de 58.000 tpa de níquel contido em ferro-níquel, seu produto final. Previsão de start-up para 2S10.

	Totten	146	362	Mina em Sudbury, Canadá, que visa produzir 8.200 tpa de níquel, além de cobre e metais preciosos como subprodutos. O projeto está sendo implantado e a conclusão está prevista para 1S11.

	Long-Harbour	441	2.821
Planta de processamento de níquel na província de Newfoundland and Labrador, Canadá, para produzir 50.000 toneladas métricas de níquel refinado por ano, e até 5.000 toneladas métricas de cobre e 2.500 toneladas métricas de cobalto, utilizando o concentrado da mina Ovoid no complexo de Voisey’s Bay. O start-up está programado para 1S13.

Metais Base	Tres Valles	54	140	Localizado na região de Coquimbo, no Chile, tem capacidade de produção de 18.000 tpa de cobre catodo. Conclusão prevista para o 2S10.

	Salobo	600	1.808	O projeto terá capacidade de produção anual de 100.000 toneladas métricas de cobre contido em concentrado. Implantação em andamento, com obras civis iniciadas. Conclusão prevista para o 2S11.

	Expansão Salobo	66	1.025	O projeto ampliará capacidade de produção anual da mina de Salobo de 100.000 para 200.000 toneladas métricas de cobre contido em concentrado. Conclusão estimada para 2S13.

	Konkola North	50	145
Mina subterrânea, localizada no cinturão do cobre na Zâmbia, com capacidade nominal de produção estimada em 44.000 tpa de cobre contido em concentrado. Este projeto é parte de uma parceria 50/50 com a ARM na África. Nós iniciaremos seu desenvolvimento no 2S10 e a conclusão deste projeto, ainda sujeito à aprovação do Conselho de Administração, está prevista para 2013.

Fertilizantes	Rio Colorado	304	4.118
O projeto compreende o desenvolvimento de uma mina com capacidade nominal inicial de 2,4 Mtpa de potássio – KCl, com potencial de expansão para 4,35 Mtpa, construção de ramal ferroviário de 350 km, instalação portuária e termoelétrica. A previsão de start-up é para 2S13. Este projeto está sujeito à aprovação do Conselho de Administração.

Energia	Estreito	186	703
A usina hidrelétrica do Estreito, no rio Tocantins, entre os estados do Maranhão e Tocantins, já obteve licença de implantação e encontra-se em construção. A Vale possui participação de 30% no consórcio que construirá e operará a usina que terá capacidade instalada de 1.087 MW. A conclusão está prevista para 2S10.

BR GAAP	2T10

		Orçamento
		US$ milhões
Área	Projeto	2010	Total	Status
	Karebbe	126	410
Usina hidrelétrica de Karebbe na Indonésia tem como objetivo o suprimento de130 MW para as operações da Indonésia, visando redução de custo de produção por substituição do uso de óleo e permitindo a potencial expansão da produção para 90.000 tpa de níquel em matte. Obras iniciadas e principais equipamentos adquiridos. A previsão de início de operação é 2S11.

	Biocombustível	55	407
Consórcio com Biopalma para investir em biodiesel para suprir nossas operações de mineração e logística na região Norte do Brasil, usando a mistura B20 (20% de biodiesel e 80% de diesel), a partir de 2014. A participação da Vale no consórcio é de 41%. Nosso take na produção de óleo será consumido pela nossa planta de biodiesel, com capacidade estimada em 160.000 tpa de biodiesel.

•	O DESEMPENHO DOS SEGMENTOS DE NEGÓCIOS
•	Bulk materials
•	Minerais ferrosos
Os embarques de minério de ferro e pelotas alcançaram 70,027 milhões de toneladas métricas (Mt) no 2T10, sendo 4,8% acima do último trimestre. O volume de vendas de minério de ferro somou 57,081 Mt, em linha com o 1T10, enquanto o de pelotas, apoiado por um bom desempenho da produção, atingiu 12,946 Mt, crescendo 27,3%.
Os embarques tiveram desempenho inferior ao programado, devido a problemas operacionais de descarga no terminal marítimo de Ponta da Madeira. Nesse terminal, os embarques seguiram tendência decrescente de novembro de 2009 até abril deste ano, quando atingiram menos de 4,9 Mt, devido à paralisação provocada por um acidente com uma correia transportadora. Desde então, e como resultado de nossos esforços, os problemas estão sendo resolvidos e as quantidades embarcadas têm crescido gradualmente.
Como resultado da ampliação da recuperação na demanda global de minério de ferro, houve um rebalanceamento da composição de nossas vendas de minério de ferro por destino, com a China reduzindo sua participação para 39,5% no 2T10 contra o pico de 66,3% atingido no 1T09.
A receita gerada com a venda de minério de ferro totalizou R$ 9,621 bilhões, 44,4% acima do 1T10, influenciada pelo aumento nos preços de venda. Os preços no 2T10 resultaram da aplicação do novo sistema de precificação, apesar de algumas vendas ainda serem precificadas com os preços do 1T10. Isto se deveu ao fato dessas vendas terem sido realizadas no 1T10, mas embarcadas e contabilizadas no 2T10.
A receita com embarque de pelotas foi de R$ 3,729 bilhão, 111,0% acima do 1T10. O aumento no volume vendido e nos preços de venda contribuíram para este aumento.
Vale ressaltar que as receitas são líquidas de custo de frete marítimo, com isso os preços CFR são comparáveis com a média dos preços FOB. No 2T10, a Vale vendeu 13,8 milhões de toneladas métricas de minério de ferro e pelotas na base CFR, contra 11,8 milhões no 1T10.
O volume vendido de manganês no 2T10 atingiu 345.000 toneladas métricas, com um aumento de 82,5% em relação ao 1T10, de 189.000 toneladas métricas. A receita com a venda de manganês atingiu R$ 160 milhões ante R$ 104 milhões no 1T10.

BR GAAP	2T10
As vendas de ferro ligas totalizaram 105.000 toneladas métricas, acima do volume vendido no 1T10 de 97.000 toneladas métricas. A receita com a venda de ferro ligas somou R$ 286 milhões, contra R$ 236 milhões no último trimestre.
As vendas de minerais ferrosos – minério de ferro, pelotas, manganês e ferro ligas – geraram uma receita de R$ 13,835 bilhões no 2T10, um acréscimo de 57,3% em relação aos R$ 8,794 bilhões no 1T10, sendo o segundo maior em nossa história.
A margem EBIT para o segmento de minerais ferrosos subiu para 64,4% no 2T10, ante 50,6% no 1T10.
O EBITDA no 2T10 alcançou R$ 9,368 bilhões, com um aumento de 87,2% trimestre a trimestre. O acréscimo de R$ 4,363 bilhões foi causado principalmente pelos maiores preços de venda.
BULK MATERIALS: DESEMPENHO DO SEGMENTO DE MINERAIS FERROSOS
VOLUME VENDIDO

mil toneladas	2T09	1T10	2T10
Minério de ferro	50.442	56.636	57.081
Pelotas	4.809	10.166	12.946
Total	55.251	66.802	70.027
Manganês	297	189	345
Ferro ligas	71	97	105
VENDAS DE MINÉRIO DE FERRO E PELOTAS POR DESTINO

milhões de toneladas	2T09%		1T10%		2T10%
Ásia	43,6	78,8	41,6	62,2	39,6	56,6
China	36,3	65,7	28,1	42,1	27,7	39,5
Japão	3,3	6,0	8,7	13,0	6,5	9,3
Coréia do Sul	2,3	4,1	2,8	4,1	2,9	4,2
Asia Emergente (ex China)	1,7	3,0	2,0	3,0	2,5	3,5
Europa	4,9	8,9	13,4	20,1	17,4	24,8
Alemanha	1,4	2,6	4,7	7,1	6,4	9,2
Reino Unido	1,3	2,4	1,8	2,8	3,0	4,3
França	0,5	0,9	1,1	1,7	0,8	1,2
Itália	0,6	1,1	1,8	2,7	2,6	3,7
Outros	1,1	2,0	3,9	5,9	4,6	6,5
Brasil	4,0	7,3	8,2	12,2	8,5	12,1
EUA	0,1	0,1	—	0,0	—	0,0
Resto do Mundo	2,6	4,8	3,7	5,5	4,5	6,5
Total	55,3	100,0	66,8	100,0	70,0	100,0
RECEITA OPERACIONAL POR PRODUTO

R$ milhões	2T09	1T10	2T10
Minério de ferro	4.937	6.661	9.621
Serviços de operação de usinas de pelotização	3	6	6
Pelotas	632	1.767	3.729
Manganês	87	104	160
Ferro ligas	143	236	286
Outros	3	20	33
Total	5.805	8.794	13.835
•	Carvão
A receita com as operações de carvão alcançou R$ 332 milhões no 2T10, 45,6% acima dos R$ 228 milhões no 1T10. R$ 130 milhões foram originados dos embarques de carvão térmico e R$ 202 milhões de carvão metalúrgico.

BR GAAP	2T10
As vendas de carvão totalizaram 2,245 milhões de toneladas métricas, sendo 46,2% maiores que no 1T10, de 1,536 milhão de toneladas métricas. Os embarques de carvão no 2T10 foram compostos por 1,390 Mt de carvão térmico – vs. 912.000 t no 1T10 – e 855.000 toneladas métricas de carvão metalúrgico – vs. 624.000 t no 1T10.
BULK MATERIALS: DESEMPENHO DO SEGMENTO DE CARVÃO
VOLUME VENDIDO

mil toneladas	2T09	1T10	2T10
Carvão térmico	692	912	1.390
Carvão metalúrgico	425	624	855
RECEITA OPERACIONAL POR PRODUTO

R$ milhões	2T09	1T10	2T10
Carvão térmico	106	112	130
Carvão metalúrgico	96	116	202
BULK MATERIALS — INDICADORES FINANCEIROS SELECIONADOS

	2T09	1T10	2T10
Margem EBIT (%)
Bulk materials	38,3	48,2	62,3
Minerais ferrosos	40,7	50,6	64,4
Carvão	(29,7)	(31,9)	(22,9)
EBITDA (R$ milhões)
Bulk materials	2.953	4.957	9.351
Minerais ferrosos	2.963	5.005	9.368
Carvão	(10)	(48)	(17)
•	Metais base
A receita total do segmento de metais base alcançou R$ 3,144 bilhões no 2T10, apresentando um aumento de R$ 356 milhões com relação ao 1T108. O crescimento da receita foi determinado principalmente pelo aumento do volume de vendas, que contribuiu com R$ 152 milhões, enquanto que maiores preços, decorrentes da correção ocorrida de abril a junho de 2010, acrescentaram R$ 139 milhões.
Embora a greve nas operações em Sudbury e Voisey Bay tenha afetado negativamente o desempenho do segmento de metais base no 2T10, a normalização gradual de sua produção já foi iniciada. Após a recuperação parcial das operações em Sudbury e Voisey Bay, a refinaria Clydach atingiu capacidade máxima de operação – 40.000 toneladas métricas por ano – e a greve em Sudbury foi finalizada em julho.
As vendas de níquel produziram uma receita de R$ 1,467 bilhão no 2T10, contra R$ 1,236 bilhão no 1T10. Maiores preços foram responsáveis por um aumento de R$ 164 milhões, enquanto que o volume de vendas acrescentou R$ 73 milhões.
O total de embarques de níquel refinado alcançou 36.000 toneladas métricas no 2T10, registrando aumento de 5,9% contra 1T10. Vendas para Ásia totalizaram 27.000 toneladas métricas, representando 74,0% do volume total, contra 78,0% no trimestre anterior. A América do Norte representou 18,4% e a Europa 7,3%.
As vendas de cobre tiveram um leve aumento de R$ 410 milhões no 1T10 para R$ 419 milhões. O efeito positivo do aumento dos volumes vendidos – R$ 54 milhões – foi quase totalmente compensado pela queda de preço, R$ 43 milhões.

[8]	Até o 1T10, os resultados do segmento de metais base eram agregados dentro de minerais não ferrosos juntamente com potássio e caulim.

BR GAAP	2T10
As receitas dos metais do grupo da platina (PGMs) aumentaram para R$ 25 milhões no 2T10 de R$ 1 milhão no 1T10, devido a maiores volumes de venda. As receitas das vendas de cobalto foram de R$ 10 milhões no 2T10.
As receitas com as vendas de bauxita, alumina e alumínio totalizaram R$ 1,208 bilhão, 8,1% maior que no 1T10. Este aumento foi quase que totalmente causado pelo crescimento nos embarques.
No 2T10, a Vale embarcou 112.000 toneladas métricas de alumínio primário contra 114.000 toneladas métricas no 1T10.
A margem EBIT do segmento de metais base ficou positiva após dois trimestres negativos, subindo de -5,2% no 1T10 para 6,9%. Maiores volumes de venda de níquel e cobre e a redução das despesas relacionadas à capacidade ociosa foram fundamentais para a melhora da margem.
O EBITDA de metais base no 2T10 foi de R$ 928 milhões, o maior desde o valor de R$ 2,3 bilhões, alcançado no 3T08, e aumentou 69,3% com relação ao último trimestre.
DESEMPENHO DO SEGMENTO DE METAIS BASE
VOLUME VENDIDO

mil toneladas	2T09	1T10	2T10
Cobre	54	33	38
Níquel	69	34	36
Cobalto	676	151	178
Metais preciosos (onça troy)	522	142	110
PGMs (onça troy)	97	0	15
Bauxita	686	1.027	950
Alumina	1.403	1.181	1.408
Alumínio	124	114	112
RECEITA OPERACIONAL POR PRODUTO

R$ milhões	2T09	1T10	2T10
Níquel	1.894	1.236	1.467
Cobre	567	410	419
PGMs	113	1	25
Metais preciosos	54	14	15
Cobalto	25	9	10
Alumínio	398	475	439
Alumina	568	595	724
Bauxita	45	47	45
Total	3.664	2.787	3.144
INDICADORES FINANCEIROS SELECIONADOS

	2T09	1T10	2T10
Margem EBIT (%)	(1,4)	(5,2)	6,9
EBITDA (R$ milhões)	791	548	928
•	Fertilizantes
A receita total das vendas de fertilizantes alcançou R$ 378 milhões no 2T10, dos quais R$ 280 milhões resultaram da consolidação da receita proveniente das vendas de fertilizantes fosfatados e de nitrogenados em junho referentes aos ativos recém adquiridos.
Como resposta ao colapso na demanda de potássio no 2S08, houve redução sem precedentes na produção e uma fase de consumo de estoques durante 2009. Dada a conclusão do ajuste de estoques e a necessidade de repor os níveis de nutrientes no solo, a demanda por potássio está começando a normalizar. Portanto, esperamos demanda crescente no 2S10, quando as vendas no mercado brasileiro são sazonalmente mais fortes.

BR GAAP	2T10
As vendas de potássio resultaram na receita de R$ 98 milhões no 2T10, contra R$ 118 milhões no ultimo trimestre. Menores volumes de vendas – 133.000 no 2T10 vis-à-vis 157.000 toneladas métricas no 1T10 – foram responsáveis pela maior parte do decréscimo da receita.
A receita de fertilizantes fosfatados somou R$ 193 milhões em junho. Os embarques de MAP (fosfato monoamônio) alcançaram 47.000 toneladas métricas, TSP (superfosfato triplo) 71.000 t, SSP (superfosfato simples) 215.000 t, e DCP (fosfato bicálcico) 37.000 t.
As vendas de fertilizantes nitrogenados alcançaram R$ 64 milhões neste trimestre, enquanto que as vendas de outros produtos relacionados resultaram em R$ 23 milhões no 2T10.
A margem EBIT do negócio de fertilizantes diminuiu de 11,6% no 1T10 para -4,6%. Se o efeito do ajuste dos estoques de R$ 37 milhões descrito na seção “Custos”, for desconsiderado, a margem operacional seria de 6,1%.
O EBITDA do negócio de fertilizantes totalizou R$ 19 milhões no 2T10 versus R$ 40 milhões no 1T10. Excluindo o efeito do ajuste do estoque, o EBITDA seria de R$ 56 milhões.
DESEMPENHO DO SEGMENTO DE FERTILIZANTES
VOLUME VENDIDO

mil toneladas	2T09	1T10	2T10
Potássio	192	157	133
MAP	—	—	47
TSP	—	—	71
SSP	—	—	215
DCP	—	—	37
Nitrogenados	—	—	88
RECEITA OPERACIONAL POR PRODUTO

R$ milhões	2T09	1T10	2T10
Potássio	252	118	98
Fosfatados	—	—	193
Nitrogenados	—	—	64
Outros	—	—	23
Total	252	118	378
INDICADORES FINANCEIROS SELECIONADOS

	2T09	1T10	2T10
Margem EBIT (%)	63,9	11,6	(4,6)
EBITDA (R$ milhões)	176	40	19
•	Serviços de logística
Os serviços de logística geraram receita de R$ 895 milhões no 2T10, contra R$ 725 milhões no 1T10 e R$ 716 milhões no 2T09.
Receitas de transporte ferroviário de carga geral totalizaram R$ 703 milhões e serviços de operação portuária contribuíram com receita de R$ 192 milhões, vis-à-vis R$ 588 milhões e R$ 137 milhões no 1T10, respectivamente.

BR GAAP	2T10
Nossas ferrovias — Carajás (EFC), Vitória a Minas (EFVM), Centro-Atlântica (FCA), Norte-Sul (FNS) —, bem como a participação proporcional em nossa coligada MRS, transportaram 7,474 bilhões de toneladas por quilômetro útil (tku) de carga geral para clientes no 2T10, contra 6,166 tku no 1T10. O acréscimo foi influenciado principalmente pelo aumento no transporte de produtos agrícolas e produtos siderúrgicos.
Nossos portos e terminais marítimos movimentaram 7,099 milhões de toneladas métricas de carga geral, contra 4,609 milhões no trimestre anterior.
Houve uma melhoria significativa da margem operacional no 2T10, quando a margem EBIT subiu para 23,5%, ante 7,4% no 1T10. Este resultado foi impulsionado pela melhoria nos serviços portuários para lidar com o carregamento e descarregamento de carvão e grãos de soja, associados a redução dos custos e despesas.
O EBITDA alcançou R $306 milhões no 2T10, ante R $142 milhões no 1T10, devido principalmente a ampliação dos serviços fornecidos.
DESEMPENHO DO SEGMENTO DE LOGÍSTICA
SERVIÇOS DE LOGÍSTICA

	2T09	1T10	2T10
Ferrovias ( milhões de tku)	7.304	6.166	7.474
Portos	5.238	4.609	7.099
RECEITA OPERACIONAL POR PRODUTO

R$ milhões	2T09	1T10	2T10
Ferrovias	596	588	703
Portos	120	137	192
Total	716	725	895
INDICADORES FINANCEIROS SELECIONADOS

	2T09	1T10	2T10
Margem EBIT (%)	14,5	7,4	23,5
EBITDA (R$ milhões)	305	142	306

•	INDICADORES FINANCEIROS SELECIONADOS DAS PRINCIPAIS EMPRESAS NÃO CONSOLIDADAS
Indicadores financeiros selecionados das principais empresas não consolidadas estão disponíveis nas demonstrações contábeis trimestrais da Vale, no website da Companhia, www.vale.com/investidores/resultados e informações financeiras.
•	TELECONFERÊNCIA / WEBCAST
No dia 30 de julho de 2010, sexta-feira, será realizada conferência telefônica e webcast às 11:00 horas, horário do Rio de Janeiro, 10:00 horas Nova Iorque, 15:00 horas de Londres e às 14:00 horas de Paris. Os telefones para conexão são:
Participantes do Brasil: (55 11) 4688-6341
Participantes dos EUA: (1-800) 860-2442
Participantes de outros países: (1-412) 858-4600
Código de acesso: VALE
A instrução para participação nesses eventos está disponível no website da Vale, www.vale.com/investidores. Uma gravação da teleconferência/ webcast estará disponível no website da Vale durante o período de 90 dias posteriores ao dia 30 de julho de 2010.

BR GAAP	2T10
•	INFORMAÇÕES CONTÁBEIS
DEMONSTRAÇÃO DE RESULTADO

R$ milhões	2T09(a)	1T10	2T10
Receita operacional	11.003	13.029	18.981
Impostos	(312)	(446)	511
Receita operacional líquida	10.692	12.583	18.470
Custo dos produtos vendidos	(6.703)	(6.635)	(7.732)
Lucro bruto	3.988	5.948	10.738
Margem bruta (%)	37,3%	47,3%	58,1%
Despesas operacionais	(1.815)	(1.924)	(1.730)
Vendas	(75)	(87)	(123)
Administrativas	(443)	(479)	(540)
Pesquisa e desenvolvimento	(562)	(314)	(359)
Outras despesas operacionais, líquidas	(735)	(1.044)	(707)
Lucro operacional antes do resultado financeiro e de participações societárias	2.173	4.025	9.008
Resultado de participações societárias	50	7	37
Equivalência patrimonial	50	7	37
Resultado financeiro líquido	2.618	(1.337)	(1.016)
Lucro operacional	4.841	2.695	8.062
Ganho na venda de ativos	296	—	—
Lucro antes do Imposto de Renda e Contribuição Social	5.137	2.695	8.029
IR e contribuição Social	(3.534)	353	(1.298)
Resultado das operações descontinuadas	—	(224)	(12)
Participações minoritárias	(109)	55	(84)
Lucro líquido	1.494	2.879	6.635
Lucro por ação (R$)	0,28	0,54	1,25
BALANÇO PATRIMONIAL — CONSOLIDADO

R$ milhões	1T10	2T10
Ativo
Circulante	39.787	46.564
Realizável a longo prazo	10.770	8.858
Permanente	133.781	144.051
Total	184.338	199.472
Passivo
Circulante	19.465	23.653
Exigível a longo prazo	59.074	63.188
Outros	5.793	7.019
Patrimônio líquido	100.006	105.612
Capital social	47.434	50.000
Reservas	55.421	62.554
Notas obrigatóriamente conversíveis em ADRs	4.587	1.470
Ajustes de avaliação patrimonial	(7.437)	(8.412)
Total	184.338	199.472

BR GAAP	2T10
FLUXO DE CAIXA

R$ milhões	2T09(a)	1T10	2T10
Fluxos de caixa provenientes das operações:
Lucro líquido do período	1,467	2,824	6,719
Ajustes para reconciliar o lucro líquido do período com recursos provenientes das atividades operacionais:
Resultado de participações societárias	(50)	(7)	(37)
Resultado na venda de ativos	(296)	—	—
Resultado das operações decontinuadas	—	224	12
Depreciação, exaustão e amortização	1,253	1,360	1,356
Imposto de renda e contribuição social diferidos	247	(865)	76
Despesas financeiras e variações monetárias e cambiais líquidas	(4,007)	(188)	(334)
Baixana alienação de bens do imobilizado	141	194	94
Perdas líquidas não realizadas com derivativos	(1,678)	401	399
Dividendos/juros sobre capital próprio recebidos	21	—	70
Outros	(145)	244	(57)
Contas a receber	1,244	(1,482)	(2,561)
Estoques	1,231	(436)	(361)
Tributos a Recuperar	2,577	(10)	(102)
Outros	(402)	567	(122)
Fornecedores e empreiteiros	(455)	146	786
Salários e encargos sociais	82	(521)	237
Tributos e Contribuições	(423)	(158)	617
Outros	669	172	(27)
Recursos líquidos provenientes das atividades operacionais	1,475	2,465	6,764
Fluxos de caixa provenientes das atividades de investimento:
Aplicações financeiras	1,593	6,503	22
Empréstimos e adiantamentos	(592)	17	28
Garantias e depósitos	(59)	(83)	(88)
Adições em investimentos	(623)	(50)	(48)
Adições ao imobilizado	(4,166)	(3,354)	(4,153)
Caixa líquido utilizado na aquisição e aporte em subsidiárias	(660)	—	(9,638)
Recursos provenientes da alienação de bens do imobilizado/investimentos	603	—	—
Recursos líquidos utilizados nas atividades de investimento	(3,904)	3,033	(13,878)
Fluxos de caixa provenientes das atividades de financiamento:
Empréstimos e financiamentos de curto prazo (captações líquidas)	(407)	(31)	44
Empréstimos e financiamentos de longo prazo	803	2,005	1,071
Pagamentos:
Instituições financeiras	(184)	(463)	(129)
Juros sobre capital próprio pagos a acionistas	(2,735)	(2)	(2,301)
Recursos líquidos utilizados nas atividades de financiamento	(2,523)	1,509	(1,316)
Aumento (diminuição) de caixa e equivalentes	(4,843)	7,007	(8,430)
Caixa e equivalentes no início do período	21,320	13,221	20,267
Efeito de variações da taxa de câmbio no caixa e equivalentes	(144)	39	10
Caixa e equivalentes no final do período	16,333	20,267	11,847
Juros de curto prazo	(24)	(8)	(12)
Juros de longo prazo	(654)	(449)	(548)
Imposto de renda e contribuição social pagos	(283)	(252)	(121)
Adições ao imobilizado com capitalização de juros	(57)	(83)	(102)
Esse comunicado pode incluir declarações que apresentem expectativas da Vale sobre eventos ou resultados futuros. Todas as declarações quando baseadas em expectativas futuras, e não em fatos históricos, envolvem vários riscos e incertezas. A Vale não pode garantir que tais declarações venham a ser corretas. Tais riscos e incertezas incluem fatores relacionados a: (a) países onde temos operações, principalmente Brasil e Canadá, (b) economia global, (c) mercado de capitais, (d) negócio de minérios e metais e sua dependência à produção industrial global, que é cíclica por natureza, e (e) elevado grau de competição global nos mercados onde a Vale opera. Para obter informações adicionais sobre fatores que possam originar resultados diferentes daqueles estimados pela Vale, favor consultar os relatórios arquivados na Comissão de Valores Mobiliários — CVM, na Autorité des Marchés Financiers (AMF), e na U.S. Securities and Exchange Commission — SEC, inclusive o mais recente Relatório Anual — Form 20F da Vale e os formulários 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: July 29, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations